

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 20, 2016

Zamir Rauf
Executive Vice President and Chief Financial Officer
Calpine Corporation
717 Texas Avenue
Suite 1000
Houston, Texas 77002

    Re: **Calpine Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 12, 2016
              File No. 001-12079

Dear Mr. Rauf:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jennifer Thompson

              Jennifer Thompson
              Accounting Branch Chief
              Office of Consumer Products